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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Legg Mason Partners Funds Trust (the “Registrant”), on behalf of its series Legg Mason Partners California Tax Free Bond Fund, Legg Mason Partners National Tax Free Bond Fund and Legg Mason Partners New York Tax Free Bond Fund (the “Funds”)

3.	Securities and Exchange Commission File No.: 811-05034
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 125 Broad Street, New York, NY 10004
6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Paul B. Raymond, (617) 951-8515, Bingham McCutchen LLP, 150 Federal Street, Boston, MA 02110.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Legg Mason Partners Fund Advisor, LLC

300 First Stamford Place

Stamford, CT 06902

Attn: Rosemary D. Emmens

(203) 703-7027

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Legg Mason Partners Fund Advisor, LLC

300 First Stamford Place

Stamford, CT 06902

Western Asset Management Company

385 East Colorado Boulevard

Pasadena, California 91101

Salomon Brothers Asset Management Inc.

399 Park Avenue

New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Legg Mason Investor Services, LLC

100 Light Street

Baltimore, MD 21202

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es): N/A
(b)	Trustee’s name(s) and address(es): N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place: June 19, 2006

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place: January 19, 2007

If No, explain.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: March 2, 2007
(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? N/A

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:
Legg Mason Partners California Tax Free Bond Fund	$39,668.61
Legg Mason Partners National Tax Free Bond Fund	$39,668.61
Legg Mason Partners New York Tax Free Bond Fund	$39,668.61

(ii)	Accounting expenses:
Legg Mason Partners California Tax Free Bond Fund	$5,620.06
Legg Mason Partners National Tax Free Bond Fund	$3,543.40
Legg Mason Partners New York Tax Free Bond Fund	$6,273.56

(iii)	Other expenses (list and identify separately):

Solicitation expenses

Legg Mason Partners California Tax Free Bond Fund	$55.56
Legg Mason Partners National Tax Free Bond Fund	$445.07
Legg Mason Partners New York Tax Free Bond Fund	$592.35

Mailing expenses

Legg Mason Partners California Tax Free Bond Fund	$7.89
Legg Mason Partners National Tax Free Bond Fund	$63.20
Legg Mason Partners New York Tax Free Bond Fund	$84.11

Printing expenses

Legg Mason Partners California Tax Free Bond Fund	$76.63
Legg Mason Partners National Tax Free Bond Fund	$613.83
Legg Mason Partners New York Tax Free Bond Fund	$816.95

Postage expenses

Legg Mason Partners California Tax Free Bond Fund	$61.56
Legg Mason Partners National Tax Free Bond Fund	$493.14

Legg Mason Partners New York Tax Free Bond Fund	$656.33

Miscellaneous expenses

Legg Mason Partners California Tax Free Bond Fund	$1.96
Legg Mason Partners National Tax Free Bond Fund	$15.70
Legg Mason Partners New York Tax Free Bond Fund	$20.90

(iv)	Total expenses (sum of lines (i)-(iii) above):
Legg Mason Partners California Tax Free Bond Fund	$45,492.27
Legg Mason Partners National Tax Free Bond Fund	$44,842.96
Legg Mason Partners New York Tax Free Bond Fund	$48,112.81

(b)

How were those expenses allocated? Legg Mason, Inc. paid all the printing, proxy solicitation, mailing and postage costs in connection with the reorganization of the Funds, 75% of the costs attributable to the other proxy materials being sent to shareholders of the Funds, and 50% of the additional out-of-pocket costs, such as legal fees, expenses relating to the preparation and filing of various regulatory documents, expenses of preparing and distributing prospectus and statement of additional information supplements, and auditor fees. Legg Mason Partners Fund Advisor, LLC, the investment manager of the Funds, is a wholly-owned subsidiary of Legg Mason, Inc. Legg Mason, Inc. is a global asset management company. The remainder of the expenses were borne by the Funds.

(c)	Who paid those expenses? Please see the response to Question 22(b).
(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.           (a)           State the name of the fund surviving the Merger:  Legg Mason Partners Managed Municipals Fund, Inc. (with respect to Legg Mason Partners National Tax Free Bond Fund); Legg Mason Partners
                               California Municipals Fund, Inc. (with respect to Legg Mason Partners California Tax Free Bond Fund); and Legg Mason Partners New York Municipals Fund, a series of Legg Mason Partners Municipals Funds
                               (with respect to Legg Mason Partners New York Tax Free Bond Fund).

(b)

State the Investment Company Act file number of the fund surviving the Merger: 811-03097 (Legg Mason Partners Managed Municipals Fund, Inc.); 811-03970 (Legg Mason Partners California Municipals Fund, Inc.); and 811-04395 (Legg Mason Partners Municipal Funds)

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Agreement and Plan of Reorganization filed as Appendix A to Proxy Statement/Prospectus, SEC Accession No. 0001193125-06-240981, Form 497, Filed on November 22, 2006, Registrant - Legg Mason Partners Managed Municipals Fund, Inc. (with respect to Legg Mason Partners National Tax Free Bond Fund); Agreement and Plan of Reorganization filed as Appendix A to Proxy Statement/Prospectus, SEC Accession No. 0001193125-06-190259, Form 497, Filed on September 13, 2006, Registrant - Legg Mason Partners California Municipals Funds, Inc. (with respect to Legg Mason Partners California Tax Free Bond Fund); and Agreement and Plan of Reorganization filed as Appendix A to Proxy Statement/Prospectus, SEC Accession No. 0001193125-06-236253, Filed on November 15, 2006, Registrant - Legg Mason Partners Municipal Funds (with respect to Legg Mason Partners New York Tax Free Bond Fund).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Legg Mason Partners Funds Trust, (ii) he is the Assistant Secretary of Legg Mason Partners Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Thomas C. Mandia

Thomas C. Mandia